UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

    (Mark one)
    [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the calendar year ended December 31, 1998

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from _______ to _______


                          Commission File No.: 0-22175


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     EMCORE Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               EMCORE Corporation
                              394 Elizabeth Avenue
                               Somerset, NJ 08873
                                 (732) 271-9090


                              REQUIRED INFORMATION

EMCORE Corporation 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two calendar years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I and incorporated herein by this reference.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMCORE Corporation 401(k) Savings Plan

/s/ Thomas G. Werthan                                            June 25, 1999
------------------------------------                             ---------------
Thomas G. Werthan                                                      Date
Vice President-Finance
Chief Financial Officer
Trustee

--------------------------------------------------------------------------------
EMCORE Corporation
401(k) Savings Plan


Financial Statements as of and for the Years Ended December 31, 1998 and 1997, Supplemental Schedules as of and for the Year Ended December 31, 1998 and Independent Auditors' Reports

EMCORE CORPORATION
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                            Page

INDEPENDENT AUDITORS' REPORTS                                                1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Plan Benefits                        3
   Statements of Changes in Net Assets Available for Plan Benefits             4
   Notes to Financial Statements                                            5-10

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 1998:

   Item 27(a) - Schedule of Assets Held for Investment Purposes               11
   Item 27(d) - Schedule of Reportable Transactions - Aggregate by Issue      12

INDEPENDENT AUDITORS' CONSENTS                                             13-14

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
the EMCORE Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of EMCORE Corporation 401(k) Savings Plan (the "Plan") as of December 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Parsippany, New Jersey

June 21, 1999

REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees and Participants of the EMCORE Corporation 401(k) Savings Plan:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits presents fairly, in all material respects, the net assets available for plan benefits of the EMCORE Corporation 401(k) Savings Plan (the "Plan") at December 31, 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statement based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

July 17, 1998
Florham Park, New Jersey

EMCORE CORPORATION
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1998 AND 1997


ASSETS                                                                          1998                        1997
INVESTMENTS, AT FAIR VALUE
   Money Market:
      Prudential Government Securities Trust                       $          152,021          $           105,560

   Mutual Funds:
      Prudential Utility Class B                                              199,693                      258,979
      Prudential Utility Class A                                              454,725                      237,469
      Prudential Equity Class B                                               200,638                      234,969
      Prudential Small Company Class B                                        115,490                      175,835
      Prudential Equity Class A                                               695,781                      352,389
      Prudential Small Company Class A                                        486,439                      325,478
      Prudential Allocation Strategy Class A                                        7                            -
      Prudential Allocation Balanced Class A                                  140,309                       84,932
      Prudential Allocation Balanced Class B                                   54,206                       57,176
      Prudential Government Income Class B                                      5,319                        7,311
      Prudential Government Income Class A                                     35,697                        9,063
      Putnam Voyager Class A                                                  106,763                        5,878
      Alliance Growth Class A                                                 141,779                        5,368
      Mutual Beacon Class I                                                    83,274                       38,848
      Aim Aggressive Growth                                                   141,619                       13,215
      Oppenheimer Quest Opportunity Value Class A                             109,562                        6,355
      Kemper-Dreman High Return Class A                                       178,899                       11,716

   EMCORE Corporation Stock Fund                                              481,284                       80,511

   Participants' Loans Fund                                                    72,153                       50,361
                                                                               ------                       ------

         Total investments                                                  3,855,658                    2,061,413
                                                                            ---------                    ---------

RECEIVABLES:
   Participants' contributions                                                      -                       48,155
   Employer's contributions                                                    51,667                       16,684
                                                                               ------                       ------

         Total receivables                                                     51,667                       64,839
                                                                               ------                       ------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $        3,907,325          $         2,126,252
                                                                   ==================          ===================

The accompanying notes are an integral part of the financial statements.

EMCORE CORPORATION
401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                                1998                        1997
ADDITIONS TO ASSETS ATTRIBUTED TO:
   Investment Income:
      Net (depreciation) appreciation in fair value of
        investments                                                   $        (43,562)         $          146,091
      Dividends and interest income                                            257,140                     183,491
                                                                               -------                     -------

         Net investment income                                                 213,578                     329,582
                                                                               -------                     -------

   Contributions:
      Participant                                                            1,313,145                     706,177
      Employer                                                                 330,778                      93,996
                                                                               -------                      ------

         Total contributions                                                 1,643,923                     800,173
                                                                             ---------                     -------

                  Total additions                                            1,857,501                   1,129,755

DISTRIBUTIONS TO PARTICIPANTS                                                  (76,428)                   (127,642)
                                                                               -------                    --------

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                             1,781,073                   1,002,113

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   BEGINNING OF YEAR                                                         2,126,252                   1,124,139
                                                                             ---------                   ---------

   END OF YEAR                                                        $      3,907,325          $        2,126,252
                                                                      ================          ==================

The accompanying notes are an integral part of the financial statements.

EMCORE Corporation
401(k) Savings Plan


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the EMCORE Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. General - The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of EMCORE Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Thomas Werthan, Chief
     Financial Officer and Vice President - Finance, and Maureen Cymbaluk, Director of Human Resources, are the Trustees of the Plan.

b. Participation - Individuals become eligible on the first day of the month immediately following the completion of one month of service provided they are 20 years of age or older. Each participant's account is credited with the participant's contribution and allocations of the Company's matching contribution and Plan earnings.

c Contributions - Participants may elect to contribute to the Plan through a salary reduction up to the maximum tax deferral amount allowed pursuant to IRS regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Effective August 1, 1997, the Company began contributing 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. All employer contributions are invested in the Company's common stock. The Company may also at its discretion choose to make an additional profit sharing contribution to participants who are credited with more than 500 hours of service during the plan year and are employed by the Company on the last day of the year.

d. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant becomes 100 percent vested after five years of credited service, with vesting taking place ratably over such period. A participant becomes 100 percent vested in all employer contributions upon reaching age 60, at death, if permanently and totally disabled, or upon termination of the Plan.

e. Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions in any percent increments in any of the available investment options. Participants may change their investment options at any time. Only employer contributions are invested in EMCORE Corporation common stock.

     Description of investment options:

     Money Market:

     Prudential Government Securities Trust - Funds are invested in United States Government securities.

     Mutual Funds:

     Prudential Utility - Funds are invested in equity and debt securities of utility companies, including electric, gas, telephone and cable companies.

     Prudential Equity - Funds are invested in common stocks of major and established corporations.

     Prudential Small Company - Funds are invested in common stocks selected for their potential for high return on equity, increased earnings, increasing or expected dividends and low price/earnings ratios.

     Prudential Allocation Strategy/Balanced - Funds are invested in allocations between stocks, bonds, convertibles and cash.

     Prudential Government Income - Funds are invested on bonds backed by the United States Government or by government-linked agencies.

     Putnam Voyager - Funds are invested primarily in common stocks of mid-size firms.

     Alliance Growth - Funds are invested in equity securities issued by companies with favorable earnings and long-term growth prospects.

     Mutual Beacon - Funds are invested in common and preferred stocks and corporate debt.

     Aim Aggressive Growth - Funds are invested in equity securities of small to medium-sized companies.

     Oppenheimer Quest Opportunity Value - Funds are invested among stocks, bonds and cash.

     Kemper-Dreman High Return - Funds are invested in common stocks that pay high dividends relative to the dividend yield of the S&P 500 index.

     EMCORE Corporation Stock: Funds are invested in common stock of EMCORE Corporation.

f. Payment of Benefits - The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. On termination of service due to death, disability or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a ten-year period. If an employee is terminated prior to age 60 for other reasons, the employee may request distribution of their vested account balance. Balances less than $5,000 are distributed within 90 days of termination.

g. Forfeitures - If a participant's employment terminates for reasons other than retirement before attaining age 60, disability or death, the unvested portion of the individual's account is forfeited. Forfeitures of employer matching contributions shall be used to reduce future employer contributions. Forfeitures were approximately $11,000 at December 31, 1998.


h. Continuity of Plan - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants receive the value of the vested interest in his or her account as a lump-sum distribution.

i. Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund(s), from (to) the Participants' Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. Loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates in 1998 ranged from 7.5 percent to 8.5 percent. Principal and interest is paid ratably through bi-weekly payroll deductions.

j. Administrative Fees - All administrative expenses of the Plan are paid by the Company. Fees paid by the Company on behalf of the Plan amounted to approximately $18,000 and $13,200 for the years ended December 31, 1998 and 1997, respectively.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the reported amount of changes during the reporting period. The preparation of financial statements in conformity with generally accepted accounting principles also requires management to make estimates and assumptions that affect the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares in mutual funds are valued based on the quoted market prices of the underlying securities which represent the net asset value of shares held by the Plan. The Company stock is valued at its quoted market price. Participants' loans are valued at cost which approximates fair value.

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of both realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefits are recorded when paid. There were no outstanding benefits payable to terminated employees as of December 31, 1998.

3.   INVESTMENTS

     The fair values of the individual investments that represent 5% or more of the Plan's assets as of December 31, 1998 and 1997 are as follows:

                                                 1988                                      1997
                                                 ----                                      ----
                                  Number of Shares      Fair Value        Number of Shares        Fair Value
                                  ----------------      ----------        ----------------        ----------
Mutual Funds
Prudential Utility Class A             37,737          $  454,725              19,259            $  237,469
Prudential Utility Class B             16,586             199,693              21,021               258,979
Prudential Equity Class A              35,212             695,781              17,753               352,389
Prudential Equity Class B              10,169             200,638              11,849               234,969
Prudential Small Company Class A       36,247             486,439              19,385               325,478
Prudential Small Company Class B        9,513             115,490*             11,366               175,835
EMCORE Corporation Stock Fund          27,502             481,284               4,129                80,511*
Total                                                  $2,634,050                                $1,665,630

*    Included for comparative purposes only; investment did not represent 5% or more of the
     Plan's net assets at respective date.

4.   TAX STATUS

     The Company adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated March 11, 1994 which stated that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

     The changes in net assets available for plan benefits by fund for the year ended December 31, 1998 are as follows:

                                                            Participant Directed
--------------------------------------------------------------------------------------------------
                          Prudential       Prudential      Prudential   Prudential     Prudential
                          Government       Utility         Utility      Equity         Small
                          Securities       Class B         Class A      Class B        Company
                          Trust Money      Mutual Fund     Mutual Fund  Mutual Fund    Class B
                          Market                                                       Mutual Fund
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
      Net appreciation
        (depreciation)
        in fair value
        of investments    $      (23)      $   (5,490)     $  (11,425)  $      279     $  (33,781)
      Dividends and
        interest               5,674           21,573          35,966       16,624         15,850

        Net investment
          income               5,651           16,083          24,541       16,903        (17,931)

   Contributions:
      Participant             61,454                -         127,604            -           (248)
      Employer                     -                -               -            -              -

        Total
          contributions       61,454                -         127,604            -           (248)

        Total additions       67,105           16,083         152,145       16,903        (18,179)

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:

   Distributions              (5,330)          (8,406)         (3,487)      (8,695)        (6,069)

INCREASE (DECREASE)
   PRIOR TO INTERFUND
   TRANSFERS AND
   PARTICIPANTS' LOANS        61,775            7,677         148,658        8,208        (24,248)

INTERFUND TRANSFERS          (15,222)         (57,193)         65,085      (35,037)       (26,761)

PARTICIPANT LOANS                (92)          (9,770)          3,513       (7,502)        (9,336)

NET INCREASE (DECREASE)
   IN NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS                   46,461          (59,286)        217,256      (34,331)       (60,345)

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
   BEGINNING OF YEAR
                             105,560          258,979         237,469      234,969        175,835

   END OF YEAR              $152,021       $  199,693      $  454,725   $  200,638     $  115,490

                                                            Participant Directed
------------------------------------------------------------------------------------------------------
                          Prudential      Prudential      Prudential      Prudential      Prudential
                          Equity          Small           Allocation      Allocation      Allocation
                          Class A         Company         Strategy        Balanced        Balanced
                          Mutual Fund     Class A         Class A         Class A         Class B
                                          Mutual Fund     Mutual Fund     Mutual Fund     Mutual Fund
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
      Net appreciation
        (depreciation)
        in fair value
        of investments    $  (17,003)     $ (101,616)     $        6      $   (2,370)     $   (1,143)
      Dividends and           51,393          46,957               -          11,569           5,129
        interest

        Net investment
          income              34,390         (54,659)              6           9,199           3,986

   Contributions:
      Participant            286,457         244,121             (68)         45,286               -
      Employer                     -               -               -               -               -

        Total
          contributions      286,457         244,121             (68)         45,286               -

        Total additions      320,847         189,462             (62)         54,485           3,986

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:

   Distributions              (7,593)        (11,598)              -          (2,052)           (358)

INCREASE (DECREASE)
   PRIOR TO INTERFUND
   TRANSFERS AND
   PARTICIPANTS' LOANS       313,254         177,864             (62)         52,433           3,628

INTERFUND TRANSFERS           20,923         (20,773)             69           6,311          (6,598)

PARTICIPANT LOANS              9,215           3,870               -          (3,367)              -

NET INCREASE (DECREASE)
   IN NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS                  343,392         160,961               7          55,377          (2,970)

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:

   BEGINNING OF YEAR         352,389         325,478               -          84,392          57,176

   END OF YEAR            $  695,781      $  486,439      $        7      $  140,309      $   54,206

                                                            Participant Directed
-------------------------------------------------------------------------------------------------------------------------
                            Prudential      Prudential      Putnam          Alliance          Mutual          AIM
                            Government      Government      Voyager         Growth Class      Beacon          Aggressive
                            Income          Income          Class A         A Mutual Fund     Class I         Growth
                            Class B         Class A         Mutual Fund                       Mutual Fund     Mutual Fund
                            Mutual Fund     Mutual Fund
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
      Net appreciation
        (depreciation)
        in fair value
        of investments      $      139      $      610      $    6,089      $      7,192      $   (7,140)     $    9,178
      Dividends and
        interest                   356            1,370          6,793             9,080           7,439           1,126

        Net investment
           income                  495            1,980         12,882            16,272             299          10,304

   Contributions:
      Participant                    -           22,981         72,336            94,459          44,579         117,106
      Employer                       -                -              -                 -               -               -

        Total
           contributions             -           22,981         72,336            94,459          44,579         117,106

        Total additions            495           24,961         85,218           110,731          44,878         127,410

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:

   Distributions                     -             (631)        (2,092)           (2,718)              -          (1,091)

INCREASE (DECREASE)
   PRIOR TO INTERFUND
   TRANSFERS AND
   PARTICIPANTS' LOANS             495           24,330         83,126           108,013          44,878         126,319


INTERFUND TRANSFERS               (560)           2,497         17,818            27,918            (814)          1,549

PARTICIPANT LOANS               (1,927)            (193)           (59)              480             362             536

NET INCREASE (DECREASE)
   IN NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS                     (1,992)          26,634        100,885           136,411          44,426         128,404

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
   BEGINNING OF YEAR             7,311            9,063          5,878             5,368          38,848          13,215

   END OF YEAR              $    5,319        $  35,697     $  106,763      $    141,779      $   83,274      $  141,619

                            Participant Directed            Non-            Participant
                                                            Participant     Directed
                                                            Directed
-----------------------------------------------------------------------------------------------------------------------------
                          Oppenheimer     Kemper-Dreman     EMCORE          Participants'     Contributions         Total
                          Quest           High              Corporation     Loans Fund        Receivable            Trust
                          Opportunity     Return            Stock
                          Value -         Class A
                          Class A         Mutual Fund
                          Mutual Fund
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income:
      Net appreciation
        (depreciation)
        in fair value
        of investments    $   (3,331)     $    1,760        $  114,507      $          -      $           -     ($   43,562)
      Dividends and
        interest               6,335           9,201                 -             4,705                  -         257,140

        Net investment
           income              3,004          10,961           114,507             4,705                  -         213,578

   Contributions:
      Participant            106,663         138,570                 -                 -            (48,155)      1,313,145
      Employer                     -               -           295,795                 -             34,983         330,778

        Total
           contributions     106,663         138,570           295,795                 -            (13,172)      1,643,923

        Total additions      109,667         149,431           410,302             4,705            (13,172)      1,857,501

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:

   Distributions              (2,455)         (1,769)           (9,529)           (2,555)                 -         (76,428)

INCREASE (DECREASE)
   PRIOR TO INTERFUND
   TRANSFERS AND
   PARTICIPANTS' LOANS       107,212         147,762           400,773             2,150            (13,172)      1,781,073

INTERFUND TRANSFERS            1,939          18,849                 -                 -                  -               -

PARTICIPANT LOANS             (5,944)            572                 -            19,642                  -               -

NET INCREASE (DECREASE)
   IN NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS                  103,207         167,183           400,773            21,792            (13,172)      1,781,073

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS:
   BEGINNING OF YEAR
                               6,355          11,716            80,511            50,361             64,839       2,126,252

   END OF YEAR            $  109,562      $  178,899        $  481,284      $     72,153      $      51,667      $3,907,325

EMCORE CORPORATION
401(K) SAVINGS PLAN

ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998

                                                                                                                CURRENT
INVESTMENT TYPE                DESCRIPTION OF INVESTMENT              UNITS                 COST                 VALUE
---------------                -------------------------              -----                 ----                 -----
Money Market:           Prudential Government Securities Trust       152,021              $152,021              $152,021

Mutual Funds:           PrudentialUtility Class B                     16,586               167,988               199,693
                        Prudential Utility Class A                    37,737               422,396               454,725
                        Prudential Equity Class B                     10,169               170,981               200,638
                        Prudential Small Company Class B               9,513               124,967               115,490
                        Prudential Allocation Strategy Class A             1                     7                     7
                        Prudential Equity Class A                     35,212               680,377               695,781
                        Prudential Small Company Class A              36,247               556,495               486,439
                        Prudential Allocation Balanced Class A        11,634               152,609               140,309
                        Prudential Allocation Balanced Class B         4,513                60,708                54,206
                        Prudential Government Income Class B             574                 5,184                 5,319
                        Prudential Governinent Income Class A          3,855                35,002                35,697
                        Putnam Voyager Class A                         4,871               100,873               106,763
                        Alliance Growth Class A                        2,774               134,833               141,779
                        Mutual Beacon Class 1                          6,362                94,300                83,274
                        Aim Aggressive Growth                          2,945               133,103               141,619
                        Oppenheimer Quest Opportunity Value Class A    3,048               112,466               109,562
                        Kemper-Dreman High Return Class A              5,225               177,112               178,899

Common Stock:           EMCORE Corporation Common Stock               27,502               359,465               481,284
                        Participants' Loans (1)                            -                72,153                72,153

(1) Interest rates range from 7.5 percent to 8.5 percent, and loan terms range from one to five years, or up to twenty-five years upon purchase of a primary residence. Maturity dates range from 1999 through 2004.

EMCORE CORPORATION 401(K) SAVINGS PLAN

ITEM 27(D) -SCHEDULE OF REPORTABLE TRANSACTIONS
SERIES OF TRANSACTIONS - BY ISSUE
FOR THE YEAR ENDED DECEMBER 31,1998
--------------------------------------------------------------------------------------------------------------------



       Description
        of Asset                                             Expenses                     Current Value
     (included Rate                                          Incurred                      of Asset on
      and Maturity                   Purchase      Sales       with         Cost of        Transaction     Net Gain
   in Case of a Loan)                 Price        Price    Transaction      Asset            Date         (Loss)
   ------------------                 -----        -----    -----------      -----            ----         ------
Prudential Utility Class A          $238,437         --         --         $238,437         $238,437         --
Prudential Equity Class A            391,397         --         --          391,197          391,197         --
Prudential Small Company             326,206         --         --          326,206          326,206         --
Class A
Alliance Growth Class A              132,111         --         --          132,111          132,111         --
Aim Aggressive Growth                129,636         --         --          129,636          129,636         --
Oppenheimer Quest                    114,997         --         --          114,997          114,997         --
Opportunity Value Class A
Kemper--Dremen High                  173,730         --         --          173,730          173,730         --
Return Class A
ENICORE Corporation Stock            295,795         --         --          295,795          295,795         --

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 333-45827, 333-27507, 333-39547, and 333-36445 of EMCORE Corporation on Form S-8
of our report dated June 21, 1999, appearing in this Annual Report on Form 11-K of EMCORE Corporation 401(k) Savings Plan for the year ended December 31, 1998.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP

Parsippany, New Jersey
June 29, 1999

CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-27507, 333-39547, 333-36445 and 333-45827) of
EMCORE Corporation of our report dated July 17, 1998, relating to the financial statements of the EMCORE Corporation 401(k) Savings Plan, which appear in this Form 11-K.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Florham Park, NJ
June 27, 1999